Exhibit 1

Safe Bulkers, Inc. Reports Third Quarter and First Nine Months 2013 Results and Declares Quarterly Dividend on Common Stock

Athens, Greece – November 4, 2013 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and nine- months period ended September 30, 2013. The Board of Directors of the Company also declared a quarterly dividend of $0.06 per share of common stock for the third quarter of 2013.

Summary of Third Quarter 2013 Results

•

Net revenue for the third quarter of 2013 decreased by 10% to $41.9 million from $46.8 million during the same period in 2012.

•

Net income for the third quarter of 2013 decreased by 44% to $11.6 million from $20.7 million, during the same period in 2012. Adjusted net income1 for the third quarter of 2013 decreased by 43% to $13.1 million from $22.8 million, during the same period in 2012.

•

EBITDA2 for the third quarter of 2013 decreased by 25% to $23.4 million from $31.4 million during the same period in 2012. Adjusted EBITDA1 for the third quarter of 2013 decreased by 26% to $24.8 million from $33.4 million during the same period in 2012.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the third quarter of 2013 were $0.14 and $0.16 respectively, calculated on a weighted average number of shares of 76,684,316, compared to $0.27 and $0.30 in the third quarter 2012, calculated on a weighted average number of shares of 76,658,865.

•

The Board of Directors of the Company declared a dividend of $0.06 per share of common stock for the third quarter of 2013.

___________________________

1 Adjusted net income, Adjusted EPS and Adjusted EBITDA are non-GAAP measures and represent net income, EPS and EBITDA before early redelivery income, gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA is a non-GAAP measure and represents net income before interest expense, income tax expense, depreciation and amortization. See Table 1.

Summary of Nine Months Ended September 30, 2013 Results

•

Net revenue for the first nine months of 2013 decreased by 8% to $127.5 million from $138.0 million during the same period in 2012.

•

Net income for the first nine months of 2013 decreased by 18% to $52.2 million from $63.9 million. Adjusted net income1 for the first nine months of 2013 decreased by 36% to $44.1 million from $69.3 million, during the same period in 2012.

•

EBITDA2 for the first nine months of 2013 decreased by 7% to $87.0 million from $93.7 million during the same period in 2012. Adjusted EBITDA1 for the first nine months of 2013 decreased by 20% to $78.9 million from $99.1 million during the same period in 2012.

•

EPS and Adjusted EPS1 for the first nine months of 2013 were $0.67 and $0.56, respectively, calculated on a weighted average number of shares of 76,679,082, compared to $0.85 and $0.92 in the first nine months of 2012, calculated on a weighted average number of shares of 75,066,388.

Fleet and Employment Profile

In July 2013, the Company took delivery of the Zoe, (Hull No. 814), a 75,000 dwt, Japanese,

newbuild, Panamax class vessel, for a purchase price of $29.5 million.

In July 2013, the Company took delivery of the Xenia, a 2006 Japanese built 87,000 dwt, post- Panamax class vessel, for a purchase price of $19.5 million.

In September 2013, the Company entered into an agreement with a Japanese shipyard for the construction of an eco-design, 76,500 dwt, Panamax class vessel at a price of $28 million, scheduled to be delivered during the first half of 2015. Upon delivery from the shipyard the vessel is expected to be employed under a period time charter, for a total duration of ten years at a net daily charter rate of $15,800 for the first five years, and $15,000 for the second five years. The Company also holds the option, upon completion of the first five years of the time charter, to terminate the time charter and sell the vessel.

In October 2013, the Company entered into shipbuilding contracts with a Japanese shipyard, for the construction of two eco-design, 77,000 dwt, Panamax class vessels at a price of $30.0 million and $30.2 million. The first vessel is scheduled for delivery during the second half of 2015 and the second vessel is scheduled for delivery during the first half of 2016.

As of November 1, 2013, the Company’s operational fleet was comprised of 28 drybulk vessels with an average age of 5.4 years and an aggregate carrying capacity of 2.5 million dwt. The fleet consists of eight Panamax class vessels, seven Kamsarmax class vessels, eleven post- Panamax class vessels and two Capesize class vessels, all built 2003 onwards.

As of November 1, 2013, the Company had contracted to acquire ten additional drybulk newbuild vessels, with deliveries scheduled at various dates through 2016. The orderbook consists of seven Panamax class vessels, two Post-Panamax class vessels and one Capesize class vessel.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of November 1, 2013:

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
CURRENT FLEET
Panamax
Maria	76,000	2003	Japan	10,500	Aug 2013 - Nov 2013
Koulitsa	76,900	2003	Japan	18,400	Oct 2013- Dec 2013
Paraskevi	74,300	2003	Japan	8,650	Aug 2013 - Jul 2014
Vassos	76,000	2004	Japan
Katerina	76,000	2004	Japan	9,500	May 2013 - Nov 2013
Maritsa	76,000	2005	Japan	27,649 (4)	Mar 2013 - Jan 2015
Efrossini	75,000	2012	Japan	13,000	Nov 2013 - Dec 2013
Zoe	75,000	2013	Japan	15,000 10,000	Sep 2013 - Nov 2013 Nov 2013 - Mar 2014
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	BPI + 9.5% (5)	Jul 2013 - Jun 2015
Pedhoulas Trader	82,300	2006	Japan	BPI + 6.5% (6)	Aug 2013 - Aug 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 - May 2014
Pedhoulas Commander	83,700	2008	Japan	10,750	Sep 2013 - Jul 2014
Pedhoulas Builder	81,600	2012	China	8,450	Oct 2012 - Apr 2014
Pedhoulas Fighter	81,600	2012	China	11,500	Sep 2013 - Jun 2014
Pedhoulas Farmer	81,600	2012	China	8,000	Sep 2012 - Apr 2014
Post-Panamax

Stalo	87,000	2006	Japan	34,160	Mar 2010 - Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 - Dec 2013
Xenia	87,000	2006	Japan	13,000	Nov 2013 - Jan 2014
Sophia	87,000	2007	Japan	19,750	Sep 2013 - Nov 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 - Mar 2015
Martine	87,000	2009	Japan	15,300	Sep 2013 - Nov 2013
Andreas K	92,000	2009	South Korea	10,000	Dec 2012 - Feb 2014
Panayiota K	92,000	2010	South Korea	12,750	Sep 2013 - Feb 2014
Venus Heritage	95,800	2010	Japan	10,000	Jul 2013- Dec 2013
Venus History	95,800	2011	Japan	19,500	Jul 2013- Nov 2013
Venus Horizon	95,800	2012	Japan	13,000	Oct 2013- Jul 2014
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 - Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 - Dec 2021
Subtotal	2,528,100
NEW BUILDS
Panamax
Hull No. 1659	76,600	1H 2014	Japan
Hull No. 1660	76,600	1H 2014	Japan
Hull No. 821	77,000	2H 2014	Japan
Hull No. 822	77,000	1H 2015	Japan
Hull No. TBN	76,500	1H 2015	Japan	15,400	Apr 2015 - Apr 2025
Hull No. 827	77,000	2H 2015	Japan
Hull No. 828	77,000	1H 2016	Japan
Post-Panamax
Hull No. 1685 (8)	84,000	2H 2015	Japan
Hull No. 1686 (8)	84,000	2H 2015	Japan
Capesize
Hull No. 8126	181,000	1H 2014	Japan	24,376 (7)	Jan 2014 - Jan 2024
Subtotal	886,700
Total	3,414,800

(i)

For newbuilds, the dates shown reflect the expected delivery date.

(ii)

Charter rate represents recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rates represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable. Charter agreements may provide for additional payments, namely ballast bonus, to compensate for vessel repositioning.

(iii)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of November 1, 2013, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

(iv)

Following the early redelivery of the Maritsa, in January 2013 the Company received a cash compensation payment of $13.1 million, which will be amortized over the period of the new period time charter with the same charterer.  The agreed gross daily charter rate is $8,000 for the period until January 2015.

(v)

A period time charter with at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 9.5%.

(vi)

A period time charter with at a gross daily charter rate linked to the BPI plus a premium of 6.5%.

(vii)

The charter agreement grants the charterer the option to extend the period time charter for an additional twelve months at a time, at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.  The charter agreement also grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the period time charter period, at a price of $39 million less 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party.

(viii)

Change of Hull Number of vessels 2396 and 2397 to 1685 and 1686 respectively.

 The contracted employment of fleet ownership days is:

2013 (remaining) ……………….....79%

2013 (full year) ……………………96%

2014 …..…………………………...37%

                                      2015

…..…………………………..15%

Capital expenditure requirements and liquidity

As of September 30, 2013, the Company had contracted to acquire eight newbuild vessels. The remaining capital expenditure requirements to shipyards or sellers, for the delivery of these eight newbuilds amounted to $220.2 million, of which $19.4 million is scheduled to be paid in 2013, $111.2 million is scheduled to be paid in 2014 and $89.6 million is scheduled to be paid in 2015.

As of September 30, 2013, the Company had liquidity of $218.9 million consisting of $21.2 million in cash and short-term time deposits, $9.0 million in short-term restricted cash, $3.9 million in long-term restricted cash, $65.8 million available under existing revolving credit facilities, $79.0 million under committed loan facilities for two existing and two newbuild vessels, and $40.0 million undrawn availability against a $50.0 million floating rate note held by the Company.

Additionally, the Company continues to utilize the surplus from its operations to fund its capital expenditure requirements and is able to borrow additional amounts secured by its debt-free newbuild vessels, upon the delivery of such vessels to the Company as and if required.

Dividend Declaration on the Common Stock

The Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.06 per share payable on or about December 6, 2013 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on November 22, 2013.

The Company has 76,686,484 shares of common stock issued and outstanding as of today’s date.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: “We have increased our dividend to reflect the improving climate in the charter market. We have substantial and increasing exposure in the spot market as many long duration period time charters contracted during the 2007-2008 period expire. We have also entered into additional contracts for the construction of eco-design newbuild vessels by Japanese shipyards aiming to renew and gradually expand our fleet at an early stage of the forthcoming shipping cycle’’.

Conference Call

On Tuesday, November 5, 2013 at 9:00 A.M. EST, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until November 15, 2013 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Third Quarter 2013 Results

Net income decreased by 44% to $11.6 million for the third quarter of 2013 from $20.7 million for the third quarter of 2012, mainly due to the following factors:

Net revenues: Net revenues decreased by 10% to $41.9 million for the third quarter of 2013, compared to $46.8 million for the same period in 2012, mainly due to weak charter market conditions. The Company operated 27.43 vessels on average during the third quarter of 2013, earning a TCE3 rate of $ 15,264, compared to 21.47 vessels and a TCE rate of $22,534 during the same period in 2012.

Vessel operating expenses: Vessel operating expenses increased by 29% to $10.7 million for the third quarter of 2013, compared to $8.3 million for the same period in 2012. The increase in operating expenses is mainly attributable to an increase in ownership days by 28% to 2,524 days for the third quarter of 2013 from 1,975 days for the same period in 2012.

Voyage expenses: Voyage expenses increased to $3.4 million for the third quarter of 2013, compared to $2.3 million for the same period in 2012, as a result of increase in ballast days for repositioning of vessels due to higher exposure to the spot charter market.

Depreciation: Depreciation increased to $9.6 million for the third quarter of 2013, compared to $8.3 million for the same period in 2012, as a result of the increase in the average number of vessels operated by the Company.

Loss on derivatives: Loss on derivatives decreased to $ 1.5 million in the third quarter of 2013, compared to a loss of $2.1 million for the same period in 2012 , as a result of the mark-to-market valuation of the Company’s interest rate swap transactions that we employ to manage the risk and interest rate exposure of our loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of our swap contracts is 3.0 years as of September 30, 2013.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Interest expense: Interest expense decreased to $2.1 million for the third quarter of 2013 compared to $2.3 million the same period in 2012.

Daily vessel operating expenses4: Daily vessel operating expenses increased by 2% to $4,249 for the third quarter of 2013, compared to $4,185 for the same period in 2012. The increase is mainly attributable to an increase in spare parts and tonnage tax expenses.

Daily general and administrative expenses4: Daily general and administrative expenses, which include daily fixed and variable management fees payable to our Manager and daily costs payable to third parties in relation to our operation as a public company, decreased by 12% to $1,071 for the third quarter of 2013, compared to $1,217 for the same period in 2012. The decrease is mainly attributable to a higher number of ownership days.

______________________

3 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

4 See Table 2.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2012	2013	2012	2013
REVENUES:
Revenues	47,687	43,103	140,423	130,704
Commissions	(842)	(1,223)	(2,433)	(3,155)
Net revenues	46,845	41,880	137,990	127,549
EXPENSES:
Voyage expenses	(2,340)	(3,383)	(5,907)	(8,673)
Vessel operating expenses	(8,266)	(10,724)	(24,746)	(31,081)
Depreciation	(8,275)	(9,625)	(23,495)	(27,614)
General and administrative expenses	(2,404)	(2,703)	(7,205)	(8,263)
Early redelivery income	-	-	-	7,050
Operating income	25,560	15,445	76,637	58,968
OTHER (EXPENSE) / INCOME:
Interest expense	(2,291)	(2,104)	(6,187)	(6,976)
Other finance costs	(415)	(229)	(1,026)	(678)
Interest income	281	249	777	763
(Loss)/Gain on derivatives	(2,081)	(1,454)	(5,449)	1,082
Foreign currency gain/(loss)	12	(29)	12	(2)
Amortization and write-off of deferred finance charges	(323)	(283)	(867)	(918)
Net income	20,743	11,595	63,897	52,239
Less Preferred dividend	-	818	-	969
Net income available to common shareholders	20,743	10,777	63,897	51,270
Earnings per share	0.27	0.14	0.85	0.67
Weighted average number of shares	76,658,865	76,684,316	75,066,388	76,679,082

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2012	September 30, 2013
ASSETS
Cash, time deposits, and restricted cash	125,524	30,167
Other current assets	46,305	50,350
Vessels, net	810,001	864,979
Advances for vessel acquisition and vessels under construction	39,902	50,410
Restricted cash non-current	3,923	3,923
Long-term investment	50,000	50,000
Other non-current assets	6,559	6,295
Total assets	1,082,214	1,056,124

LIABILITIES AND EQUITY
Current portion of long-term debt	19,199	34,848
Other current liabilities	28,294	23,260
Long-term debt, net of current portion	596,468	485,301
Other non-current liabilities	12,397	7,584
Shareholders’ equity	425,856	505,131
Total liabilities and equity	1,082,214	1,056,124

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
(In thousands of U.S. Dollars except for share and per share data)	2012	2013	2012	2013
Net Income - Adjusted Net Income
Net Income	20,743	11,595	63,897	52,239
Less Early redelivery income	-	-	-	(7,050)
Plus Loss/(gain) on derivatives	2,081	1,454	5,449	(1,082)
Plus Foreign Currency (gain)/loss	(12)	29	(12)	2
Adjusted Net Income	22,812	13,078	69,334	44,109

EBITDA - Adjusted EBITDA
Net Income	20,743	11,595	63,897	52,239
Plus Net interest expense	2,010	1,855	5,410	6,213
Plus Depreciation	8,275	9,625	23,495	27,614
Plus Amortization	323	283	867	918
EBITDA	31,351	23,358	93,669	86,984
Less Early redelivery Income	-	-	-	(7,050)
Plus Loss/(gain) on derivatives	2,081	1,454	5,449	(1,082)
Plus Foreign currency (gain)/loss	(12)	29	(12)	2
ADJUSTED EBITDA	33,420	24,841	99,106	78,854

EPS – Adjusted EPS
Net Income	20,743	11,595	63,897	52,239
Less Preferred dividend	-	818	-	969
Net Income available to common shareholders	20,743	10,777	63,897	51,270
Weighted average number of shares	76,658,865	76,684,316	75,066,388	76,679,082
EPS	0.27	0.14	0.85	0.67
Adjusted Net Income	22,812	13,078	69,334	44,109
Less Preferred dividend	-	818	-	969
Adjusted Net Income available to common shareholders	22,812	12,260	69,334	43,140
Adjusted EPS	0.30	0.16	0.92	0.56

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are not recognized measurements under US GAAP.

Adjusted Net Income represents net income before early redelivery income, gain/(loss) on derivatives and foreign currency.

Adjusted Net Income available to common shareholders represents Adjusted Net Income less Preferred dividend.

EBITDA represents net income before interest expense, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before early redelivery income, gain/(loss) on derivatives and foreign currency. EBITDA and Adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and Adjusted EBITDA information. The Company believes that EBITDA and Adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of Adjusted EBITDA generally further eliminates the effects of early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP and should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA, Adjusted EBITDA, Adjusted Net Income, Adjusted Net Income available to common shareholders and Adjusted EPS are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended September 30,		Nine-Months Period Ended September 30,
	2012	2013	2012	2013

FLEET DATA
Number of vessels at period’s end	23	28	23	28
Average age of fleet (in years)	4.02	5.33	4.02	5.33
Ownership days (1)	1,975	2,524	5,545	7,137
Available days (2)	1,975	2,522	5,545	7,089
Operating days (3)	1,960	2,507	5,501	7,065
Fleet utilization (4)	99.2%	99.3%	99.2%	99.0%
Average number of vessels in the period (5)	21.47	27.43	20.24	26.14

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$22,534	$ 15,264	$23,820	$ 16,769
Daily vessel operating expenses (7)	$4,185	$ 4,249	$4,463	$ 4,355
Daily general and administrative expenses (8)	$1,217	$ 1,071	$1,299	$1,158

_____________

1)

Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

2)

Available days represent the total number of days in a period during which each vessel in our fleet was in our possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

3)

Operating days represent the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

6)

Time charter equivalent rates, or TCE rates, represent our charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant period.

8)

Daily general and administrative expenses include daily fixed and variable management fees payable to our Manager and daily costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses by ownership days for the relevant period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock and series B preferred stock are listed on the NYSE, where they trade under the symbols “SB” and “SB.PR.B”, respectively. The Company’s current fleet consists of 28 drybulk vessels, all built 2003 onwards, and the Company has contracted to acquire ten additional drybulk newbuild vessels to be delivered at various dates through 2016.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com